Exhibit 99.1

Hi Societalites,

Today is an important day in the history of our company. We are pleased to announce that we have entered into an agreement providing for the acquisition of 100% of the outstanding shares of Societal CDMO by CoreRx, Inc., a portfolio company of QHP Capital. QHP is a private equity firm that specializes in life sciences investments, based in Raleigh, North Carolina. Among its holdings, QHP owns a pharma company, Azurity Pharmaceuticals and a CRO, Catalyst Clinical Research. CoreRx, which was acquired by QHP in 2021, is a CDMO with locations in Clearwater, Florida and Bend, Oregon.

This is an exciting time for Societal because the plan moving forward is to combine CoreRx and Societal into a single CDMO player that will offer improved quality and choice to customers. CoreRx has strengths in formulation development, including particle engineering and spray dry dispersion, early stage scale up and production, while we at Societal we have a longer and deeper history in commercial scale manufacturing. By combining our two companies we will be able to offer clients a more complete set of services to support the lifecycle of a product.

We, CoreRx and QHP are excited to build this platform company upon which to realize our vision of being a leading CDMO focused on small molecule development and manufacturing.

Our business combination with CoreRx will create a strong midsize CDMO for drug developers who want to avoid working with large, inflexible, less agile CDMOs. Our customers – both at CoreRx and Societal - tell us that they like working with us because of our flexibility, technical expertise, and customer service. We prioritize every customer and treat their projects with as much care as they do.

You may be thinking, why this is good for me for me?

•	We believe that by combining the depth of CoreRx in early stage and formulation development and Societal’s commercial scale manufacturing will make us a more attractive development and manufacturing partner to small molecule innovators.

•	We believe that the business combination will create a faster growing and financially stronger company and that this move will provide our employees with more development and career advancement opportunities.

As you all know, I like to be as transparent with you as possible. However, because this is the first of several steps before the transaction is finalized, I am not able to provide clarity beyond what has already been discussed here. We anticipate that these remaining steps to finalize the transaction will take until early April.

We will be able to share more of our strategy and vision in the near future. Between now and then, I’ll be providing updates as I am able to.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this document that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements include, among others,  the ability to complete and the timing of completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of February 28, by and among Societal, CoreRx and Cane Merger Sub, Inc. (“Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements.  Potential risks, uncertainties and other factor to be considered include, among others, that Societal shareholders may not tender a sufficient number of shares in the tender offer; the length of time necessary to consummate the proposed transaction may be longer than anticipated, or it may not be consummated at all; the proposed transaction may involve unexpected costs; the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with third parties or retaining key employees; and the risk that shareholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability. For further discussion of these and other risks and uncertainties, see Societal’s most recent Form 10-K and Form 10-Q filings with the United States Securities and Exchange Commission (the “SEC”), including under the headings “Risk Factors.” You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except as required by law, neither CoreRx nor Societal is under any duty to update any of the information in this document.

Additional Information And Where To Find It

In connection with the proposed acquisition, CoreRx will commence a tender offer for the outstanding shares of Societal. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Societal, nor is it a substitute for the tender offer materials that CoreRx and Merger Sub will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, CoreRx and Merger Sub will file tender offer materials on Schedule TO, and Societal will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. Holders of shares of Societal common stock are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement when they become available (as each may be amended or supplemented from time to time) because they will contain important information that holders of shares of Societal common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Societal at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. In addition, these materials will be available at no charge on the Investors page of Societal’s website at https://www.societalcdmo.com/ and by directing a request to the information agent for the tender offer, whose contact information will be set forth in the Offer to Purchase.